UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of income for the fiscal year ended December 29, 2016 gives effect to (i) Transaction Adjustments (as defined below) and (ii) Offering Adjustments (as defined below), in each case assuming such events occurred on January 1, 2016. The unaudited pro forma consolidated balance sheet as of December 29, 2016 gives effect to Offering Adjustments, assuming such events occurred on December 29, 2016.

We have derived the unaudited pro forma consolidated statement of income for the fiscal year ended December 29, 2016 and the unaudited pro forma consolidated balance sheet as of December 29, 2016 from the audited consolidated financial statements as of and for the year ended December 29, 2016 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

All of the earnings per share data, share numbers, share prices, and exercise prices have been adjusted on a retroactive basis to reflect the 321.820-for-one stock split to be effected prior to the closing of our initial public offering. See Note 12 to the audited consolidated financial statements included elsewhere in this prospectus.

The pro forma adjustments related to the transactions other than this offering, which we refer to as the "Transaction Adjustments," are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- the 2016 Refinancing (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"), and

- the repricing of our Term Loan Facility (see "Prospectus Summary—Recent Developments—Repricing of Term Loan Facility").

The pro forma adjustments related to this offering, which we refer to as the "Offering Adjustments," are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- the sale by us of 8,823,500 shares of Class A common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, in exchange for net proceeds of approximately $133.5 million after deducting the underwriting discount and estimated offering expenses payable by us,

- the repayment of a portion of the Term Loan Facility from the net proceeds of this offering received by us as described under "Use of Proceeds," and

- the grant of options to purchase shares of Class A common stock under our 2017 Plan in connection with this offering.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes the underwriters have not exercised their option to purchase up to an additional 1,323,525 shares of Class A common stock from us at the initial public offering price less the underwriting discount.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transaction Adjustments and Offering Adjustments. The unaudited pro forma consolidated financial information includes various estimates, which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transaction Adjustments and Offering Adjustments taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

FDO Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of December 29, 2016
(In Thousands, Except Share and Per Share Data)

	As of December 29, 2016		
	Actual	Offering Adjustments	Pro forma
Assets			
Current assets:			
Cash and cash equivalents	$ 451		$ 451
Income taxes receivable	—		—
Receivables, net	34,533		34,533
Inventories, net	293,702		293,702
Prepaid expenses and other current assets	7,529	(2,565)(1)	4,964
Total current assets	336,215	(2,565)	333,650
Fixed assets, net	150,471		150,471
Intangible assets, net	109,394		109,394
Goodwill	227,447		227,447
Other assets	7,639		7,639
Total long-term assets	494,951	—	494,951
Total assets	$831,166	$ (2,565)	$828,601
Liabilities and stockholders' equity			
Current liabilities:			
Current portion of term loans	$ 3,500		$ 3,500
Trade accounts payable	158,466		158,466
Accrued expenses	61,505		61,505
Income taxes payable	5,787	(1,357)(2)	4,430
Deferred revenue	14,456		14,456
Total current liabilities	243,714	(1,357)	242,357
Term loans	337,243	(132,466)(2)(3)	204,777
Revolving line of credit	50,000		50,000
Deferred rent	16,750		16,750
Deferred income tax liabilities, net	28,265		28,265
Tenant improvement allowances	20,319		20,319
Other liabilities	592		592
Total long-term liabilities	453,169	(132,466)	320,703
Total liabilities	696,883	(133,823)	563,060
Commitments and contingencies			
Stockholders' equity			
Undesignated preferred stock, par value $0.001 per share; 10,000,000 shares authorized, no shares issued and outstanding, actual; and 10,000,000 shares authorized, no shares issued and outstanding, pro forma	—		—
Class A common stock, par value $0.001 per share; 450,0000,000 shares authorized, 76,847,116 shares issued and outstanding, actual; and 450,0000,000 shares authorized, 86,066,358 shares issued and outstanding, pro forma	77	9(3)	86
Class B common stock, par value $0.001 per share; 10,000,000 shares authorized, 395,742 shares issued and outstanding, actual; and 10,000,000 shares authorized, no shares issued and outstanding, pro forma	—		—
Class C common stock, par value $0.001 per share; 30,000,000 shares authorized, 6,275,489 shares issued and outstanding, actual; and 30,000,000 shares authorized, 6,297,212 shares issued and outstanding, pro forma	6		6
Additional paid-in capital	117,270	133,491(1)(3)	250,761
Accumulated other comprehensive income, net	176		176
Retained earnings	16,754	(2,242)(2)	14,512
Total stockholders' equity	134,283	131,258	265,541
Total liabilities and stockholders' equity	$831,166	$ (2,565)	$828,601

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

FDO Holdings, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)   We have deferred certain costs associated with this offering, including certain legal, accounting and other related expenses directly attributable to our initial public offering, which have been recorded in Prepaid expenses and other current assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(2)   Write-off of approximately $3.6 million of unamortized deferred debt issuance cost and original issue discount associated with the repayment of a portion of the Term Loan Facility from the net proceeds to us from this offering (see "Use of Proceeds" for additional details).

(3)   We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $133.5 million, based on an assumed initial public offering price of $17.00 per share, the midpoint of the price range listed on the cover page of this prospectus. This amount has been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price	$ 17.00
Shares of Class A common stock issued in this offering	8,823,500
Gross proceeds	149,999,500
Less: underwriting discounts and commissions	10,499,965
Less: offering expenses (including amounts previously deferred)	6,000,000
Net cash proceeds	$133,499,535

FDO Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Income Fiscal Year Ended December 29, 2016
(In Thousands, Except Share and Per Share Data)

	Fiscal year ended December 29, 2016				
	Actual	Transaction Adjustments	Pro forma for Transaction Adjustments	Offering Adjustments	Pro forma for Transaction Adjustments and Offering Adjustments
Net sales	$ 1,050,759	$	$1,050,759	$	$ 1,050,759
Cost of sales	621,497		621,497		621,497
Gross profit	429,262		429,262		429,262
Selling & store operating expenses	271,876		271,876		271,876
General & administrative expenses	64,025		64,025	2,300(3)	66,325
Pre-opening expenses	13,732		13,732		13,732
Litigation settlement	10,500		10,500		10,500
Operating income	69,129		69,129	(2,300)	66,829
Interest expense	12,803	6,626(1)	19,429	(6,821)(4)	12,608
Loss on early extinguishment of debt	1,813	(1,813)(2)	—	—	—
Income before income taxes	54,513	(4,813)	49,700	4,521	54,221
Provision for income taxes	11,474	(1,815)(5)	9,659	1,704(5)	11,363
Net income	$ 43,039	$(2,998)	$ 40,041	$ 2,817	$ 42,858
Earnings per share:					
Basic	$ 0.52				$ 0.46
Diluted	$ 0.49				$ 0.44
Weighted average shares outstanding:					
Basic	83,432,157				92,255,657
Diluted	88,430,987				97,254,487

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Income.

FDO Holdings, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Income

(1) Reflects the increase in pro forma net interest of $6.6 million for the following items:

Interest expense decrease associated with terminating the Prior Term Loan Facility and GCI facility and pay down of the Prior ABL Facility(a)	$(5,185)
Interest expense increase associated with the Term Loan Facility and ABL Facility(b)	14,347
Net increase attributable to 2016 Refinancing	9,162
Decrease attributable to repricing of the Term Loan Facility(c)	(2,536)
Total	$6,626

    (a) The pro forma adjustment of approximately $5.2 million represents (i) the termination of the GCI Facility of $77.6 million on September 30, 2016, which had an interest rate of 7.75%, (ii) the termination of the Prior Term Loan Facility of $19.8 million on September 30, 2016, which had an average interest rate of 3.30% and (iii) the pay down of $13.0 million of the Prior ABL Facility on September 30, 2016, which had an average interest rate of 1.74%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional detail.

    (b) The pro forma adjustment of approximately $14.3 million represents (i) interest expense associated with nine months of additional pro forma average debt of $359 million associated with the Term Loan Facility and increased borrowings under the ABL Facility due to higher interest payments on the Tern Loan Facility, which combined for a weighted average interest rate of 5.07% and (ii) $0.7 million of incremental amortization of deferred debt issuance cost and original issue discount associated with the Term Loan Facility. A 1/8th variance in the assumed interest rate on the Term Loan Facility and ABL Facility would change annual interest by $2.3 million, subject to our interest rate floor of 1.00% on the Term Loan Facility and 0.00% on the ABL Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional detail.

    (c) Reflects the pro forma adjustment to decrease interest expense due to (i) the repricing of the Term Loan Facility and reduced borrowings under the ABL Facility due to lower interest payments on the Term Loan Facility, which combined for a pro forma average debt of $347 million for fiscal 2016 with an average interest rate reduction of 0.77% and (ii) an offsetting increase in interest expense associated with $0.1 million of incremental amortization of debt issuance costs associated with the Term Loan Facility repricing. In March 2017, we entered into a repricing amendment to the credit agreement governing our $350 million Term Loan Facility to lower our interest rate by 75 basis points to 4.50% (for LIBOR loans based on a merger of 3.50% and a 1.00% floor). See "Prospectus Summary—Recent Developments—Repricing of Term Loan Facility" for additional detail.

(2) Reflects the pro forma adjustment associated with the write-off of $1.8 million of unamortized deferred debt issuance cost and original issue discount associated with (i) the termination of the GCI Facility, (ii) the termination of the Prior Term Loan Facility and (iii) amending the ABL Facility.

(3) This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant approximately 1.6 million stock options to certain employees and 19 thousand restricted stock awards to certain members of our board of directors in connection with this offering. The stock options were calculated assuming an exercise price equal to $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. We assume the restricted stock awards are granted with a fair value of $17.00 per share, the assumed initial public offering price per share and the midpoint of the price range set forth on the cover page of this prospectus. Based on the assumed exercise price of the stock options and the assumed fair value of the restricted stock awards set forth above, total amount of compensation expense associated with stock options and restricted stock awards we expect to grant in connection with this offering is $11.5 million, which we will recognize over five years for stock options and three years for restricted stock awards, aligning with their respective vesting periods. The grant date fair value of stock options is estimated to be $7.21 and was determined using the Black-Scholes valuation model using the following assumptions:

Risk-free interest rate	2.12%
Expected volatility	39%
Expected life (in years)	6.5
Dividend yield	0%

(4) Reflects the pro forma adjustment to decrease interest expense by approximately $6.4 million due to (i) utilizing net Offering Adjustment proceeds of approximately $136 million to pay down a portion of the Term Loan Facility, and reduced borrowings under the ABL Facility due to lower interest payments on the Term Loan Facility, which combined for a pro forma average debt reduction of $142 million for fiscal 2016 with a weighted average interest rate of 4.39% and (ii) $0.6 million of lower amortization of deferred debt issuance cost and original issue discount associated with the Term Loan Facility pay down.

(5) Represents the increase (decrease) in income tax expense for the related pro forma adjustments. For fiscal 2016, we utilized an effective tax rate of 37.7%.